# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

[redacted]

02030577

REGISTRANT'S NAME: itech Capital Corp.

*CURRENT ADDRESS: ______

PROCESSED
APR 16 2002
THOMSON FINANCIAL

**FORMER NAME: ______

**NEW ADDRESS: ______

FILE NO. 82- 3200 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

OICF/BY: dlw

DATE: 4/2/02

**Reg. No. 82-3200**

2001
ANNUAL
REPORT



ARS
12-31-01

02 APR -2 AM 8:36

iTech Capital Corp.

## DEAR FELLOW SHAREHOLDERS,

The year 2001 was both difficult and challenging. The United States slipped into recession, the NASDAQ index declined for a second straight year, the capital markets for emerging companies were essentially closed, and the horrific events of September 11 sent shudders through an already struggling economy.

In spite of this environment certain of our portfolio companies demonstrated strong performances. Enviromation was unprofitable through the first half of the year and, largely as a result of a change of management, returned to operating profitability in the second half of the year. Its markets are more competitive than at any time in recent history, but substantial opportunity exists due to increased funds being committed to upgrading and improving water and waste-water systems. We are very encouraged by the progress the company has made and are hopeful that 2002 will see a substantial increase in both sales and profitability.

2001 was a year of transition for Medsite. The company began the year as an e-commerce company with low single digit returns and transformed itself into an innovative pharmaceutical services and e-marketing company with industry-leading solutions to reach physicians. The company's pharmaceutical related business grew by approximately 50% and in 2002 it expects to enjoy another year of substantial growth. The balance sheet remains strong, with ample cash to execute the company's growth plans. We are very pleased with Medsite's achievements in 2001 and believe the company is well positioned for substantial profitability in the ensuing years.

Applied Data Systems also enjoyed a good year in 2001. While the recession and reduced capital spending resulted in the deferral of some orders, the company performed well and continued its history of profitability. The company is well positioned going into 2002 with a solid backlog, and a strong and expanding customer base.

HorizonLive, Inc. experienced a challenging year. The online learning industry is growing and the business has experienced growth in bookings and revenue. HorizonLive's synchronous products serve a niche in the industry. During the year iTech invested an additional US$191,250 as its pro-rata share of US$2,550,000 invested by the investor group. Currently HorizonLive has a three pronged strategy to a) successfully execute a business combination and/or b) raise additional capital from outside sources, and c) reduce overhead and achieve positive cash flow. However, given the uncertainty of success of this strategy, iTech has decided to write-down by two thirds its investment in HorizonLive. Notwithstanding this write-down, iTech remains supportive of HorizonLive and is working to assist the company in its strategy.

Elastic Networks, a public company in which iTech owns 281,749 common stock, agreed to a merger with Paradyne Networks (NASDAQ: PDYN). The number of PDYN shares to be received is subject to a formula that is based in part on the average price of PDYN stock for a 10 day period preceding the merger and in part on the amount of Elastic's net adjusted working capital prior to closing. We are hopeful that the anticipated synergies will be realized, in which case the PDYN stockholders should be the beneficiaries.

During the year, iTech wrote off three investments that had been made during 2000. PinPoint and BizFon ceased operations. iTech decided not to continue to fund Ironside Ventures in the belief that, given current and anticipated market conditions, investing in very early stage companies at relatively high valuations entailed too much risk for the anticipated return.

Importantly, during the year iTech evaluated a number of investment opportunities that would have given iTech effective control of an operating company. Given the changing times and the substantial reduction in valuations that has occurred, your management is focused on utilizing the Company's resources to acquire effective control of a company with demonstrated earning power, a strong management team and substantial opportunities for growth. As we progress through 2002 we expect to execute on this strategy.

As we go into 2002, we have a strong balance sheet and a diversified investment portfolio. Your management team remains dedicated to creating stockholder value. We greatly appreciate your loyalty and support, and we look forward to reporting positive developments in the year ahead.

William W. Staudt, President and CEO
February 20, 2002

### Medsite, Inc.

Medsite, headquartered in New York City, is an innovative pharmaceutical services and e-marketing company with industry-leading solutions to reach physicians. These high quality solutions save physicians time and money and help them focus on patient care. Medsite provides a full suite of online marketing and educational services to pharmaceutical companies that broaden reach, cement relationships and deliver rewards to physicians. In addition to Medsite Rewards™, services include online detailing, medical education, and market research. Medsite delivers these services in partnership with pharmaceutical and biotech companies, medical device manufacturers, contract sales organizations, contract research organizations, medical publishers, and medical advertising agencies, among others.

On July 17, 2001, Medsite announced that Norman C. Selby, CEO of TransForm Pharmaceuticals and former head of McKinsey & Company's global pharmaceutical practice, and David M. Stack, President of Stack Pharmaceuticals, joined Medsite's board of directors. "Medsite is very fortunate to add such proven innovators in e-marketing and pharmaceutical services to its board," said Sundeep Bhan, Medsite's CEO and board chairman. "Their leadership will complement Medsite's existing assets and solidify our leadership position in offering the industry the most creative and cost-effective pharmaceutical marketing services available."

Medsite's unique online business strategy continues to offer physicians meaningful solutions that save them both time and money, allowing them more hours to focus on patient care. The company has defined itself as a leader in delivering online pharmaceutical services to the medical community, and as a result, should benefit immensely as this method of interactivity becomes more prevalent.

Medsite's web site is www.medsite.com.

### Elastic Networks, Inc.

Elastic Networks (NASDAQ:ELAS), a leader in next-generation DSL technology and high-speed Internet access solutions based in Alpharetta, Georgia, agreed to a merger with Paradyne Networks, Inc. (NASDAQ:PDYN), a leading developer of carrier-class, high-speed network access solutions. Under the terms of the merger agreement, Elastic stockholders will receive .1990 to .2692 shares of Paradyne common stock for each outstanding share of Elastic common stock based in part on the 10-day average closing price of Paradyne common stock ending two days prior to the consummation of the merger and in part on the announcement of Elastic's net adjusted working capital prior to closing. The merger, which was approved by the boards of both companies, is subject to stockholder approval at each company which special meetings have been scheduled for March 5, 2002.

Guy Gill, president and CEO of Elastic made the following comment regarding the merger: "We are very excited at the opportunity to become part of Paradyne. To successfully expand globally in the DSL marketplace, we need to find a partner with established channels and international reach. Paradyne's reputation for quality and innovation, as well as their installed base in over 140 countries provides a solid foundation to leverage our IP DSL technology and products." One of several benefits that Elastic provides to the merger was stated by Sean Belanger, Paradyne's president and CEO: "Elastic brings great development in EtherLoop as well as Elastic's 1000 Megabit EtherLoop2 to be released in the first half of 2003."

Elastic Networks became a public company on September 29, 2000 through an initial public offering led by the investment banking group, Chase H & Q. The 7.8 million shares offered were priced at US$13. iTech Capital owns 281,479 shares of common stock acquired in a prior private financing round at a cost of US$5.33 per share.

Elastic Network's web site is www.elastic.com.

## Applied Data Systems, Inc.

Applied Data Systems ("ADS"), based in Columbia, Maryland, designs, develops, and markets "application-ready" embedded systems solutions that enable wireless, mobile, networked, and Internet-connected applications. ADS produces OEM products addressing a broad range of rapidly growing industries and applications. The company delivers integrated hardware and software platforms that are seamlessly incorporated into its customers' OEM products on an "application-ready" basis (which means that the customer need only develop their software application, which is on top of the basic low-level software and operating systems that are already integrated by ADS), thereby offering its customers minimized risk, accelerated time-to-market, reduced development costs and enhanced design architecture.

ADS systems and licensed designs have been incorporated as core product components by over 100 customers and leading OEMs in numerous products, including:

- military (for wireless PDA and radio-networked products)
- fleet management and telematics
- instrumentation and access control
- medical devices and healthcare products
- routers and wireless hubs
- digital fuel pump displays & operator interface
- onboard advanced farming systems
- recreation/golf cart GPS and management systems (including Linux-based)

ADS target markets (including handheld devices, wireless communication, information appliances, industrial automation, medical devices, and telematics/fleet management) are experiencing explosive growth driven by numerous industry and technology trends and innovations. After 9/11, there have been additional developments in embedded security products, including access control, and more military-focused markets. In 2002, ADS is introducing two new products, the first for telematics/fleet markets and the second for multimedia applications.

ADS's web site is www.applieddata.net.

## HorizonLive, Inc.

HorizonLive, based in New York City, offers a leading platform for live teaching, learning, interaction, collaboration, and community-building over the Internet. HorizonLive's solutions (which work on PC, Macintosh, and Unix computers using minimal bandwidth) function completely within a web browser. HorizonLive offers synchronous products for a variety of academic and organizational functions, including teaching live seminars, delivering interactive webcasts, training personnel, collaborating on student or group projects and providing live reference desk support.

In April of 2001, HorizonLive named Tom Wisniewski as its new CEO. Mr. Wisniewski, with an MBA from Dartmouth University's Tuck School of Business and a BA in physics from Clark University, is a former partner of the Mitchell Madison Group, and more recently worked with Priceline founder Jay Walker where he incubated an array of new ventures. When Mr. Wisniewski was introduced as the company's new CEO he stated, "Online learning is one of the only Internet sectors that is still booming, and HorizonLive is very well positioned with great technology and products."

In 2001, the e-learning industry recognized HorizonLive as a leader in customer satisfaction. The company received the silver excellence award from Brandon-Hall.com and Online Learning magazine. The rankings placed

HorizonLive tied for first place for "overall satisfaction". The company's products also ranked first for "ease learning" and first for its "information tracking" capabilities. HorizonLive was also rated first in both report's customer service categories: "vendor service: installation to implementation" and "vendor service: post-implementation".

In 2001 iTech invested US$191,250 as part of overall financing totalling US$2,550,000. Since HorizonLive continues to generate negative cash flow, its business is dependent on either raising additional capital, successfully executing a business combination or achieving positive cash flow. Its management, with the active participation of the investor group, is aggressively pursuing each of the above action plans. Online learning is a growing space and HorizonLive has a recognized niche in synchronous products.

HorizonLive's web site is www.horizonlive.com.

## Enviromation Technologies, Inc.

Enviromation, headquartered in East Syracuse, New York, is a wholly-owned subsidiary of iTech Capital Corp. The company is a recognized leader in the design and manufacture of environmental control systems and systems integration for municipal, industrial and commercial customers. Enviromation's systems control water and wastewater facilities, air conditioning and refrigeration units and telemetry systems. In addition, through its A.E. Hatch & Associates division, the company provides high-quality process equipment, instrumentation and related services to municipal water and wastewater facilities in New York State.

Enviromation is well-positioned to capitalize on the significant increases in spending required to comply with ever-tightening regulations on water and wastewater facilities. With over 2,000 successful installations and its outstanding reputation for innovative, cost-effective solutions to meet its customers' needs, Enviromation is poised to aggressively pursue this growing and recession-resistant business. Following the company's acquisition by iTech, the company suffered a decline in sales, earnings and new business development due to the change in management from its founder and CEO to his successors. On August 1, 2001, an experienced CEO was hired and immediate improvements in revenue, productivity and earnings were realized. Revenues doubled in the second half compared to the first half of 2001, and the company recorded operating income for the period of C$71,300 compared with a C$457,900 loss for the first six months.

A capable, highly motivated management team is now in place and goals are defined and clearly communicated. Key departments have been realigned to improve productivity, increase capacity and build the company's backlog of orders. Procedures have been established to control labor costs, and the purchasing function has been strengthened to reduce material costs. Each job is closely monitored from its inception through testing, shipment and installation. An overall quality assurance program has been instituted to ensure continuous improvements in the quality of products and services. A company-wide management information system, planned for 2002, will support and facilitate improvements in cost estimating, purchasing, sales and engineering. With these improvements implemented, the company's new management team views its plan for double digit increases in revenues and profitability in 2002 and beyond as both achievable and realistic.

Enviromation's website is www.enviromation.com.

*The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. This discussion, which has been prepared as of February 20, 2002, should be read in conjunction with the Company's consolidated financial statements, including the notes thereto included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results and the results of its investees may differ materially from those anticipated in these forward-looking statements.*

## General

iTech Capital Corp. is a business development company with five portfolio investments, four of which are in the Internet business-to-business and telecommunications sectors, and a wholly owned self-sustaining operating subsidiary, Enviromation Technologies, Inc. ("Enviromation"), which designs, manufactures, installs and services environmental control systems and systems integration for municipal, industrial and commercial customers. A.E. Hatch & Associates, a division of Enviromation, is a manufacturer's representative which provides process equipment, instrumentation and related services to municipal water and wastewater facilities.

From December 31, 1999 when the Company acquired Enviromation through June 30, 2001, Enviromation incurred losses due primarily to the change in management from its founder and chief executive officer to his successors. On August 1, 2001 an experienced interim chief executive officer was hired and immediate improvements in revenue, productivity and earnings were realized.

Revenue of Enviromation for the six months ended December 31, 2001 was $3,452,100 which was 2.1 times revenue for the 2001 first six months and 1.9 times revenue for the six months ended December 31, 2000. Enviromation's earnings before amortization of goodwill for the six months ended December 31, 2001 was $71,300 compared to a $457,900 loss for the 2001 first six months and a $362,700 loss for the six months ended December 31, 2000. These results include monthly payments to the founder for his services in 2001 and 2000, pursuant to the sale agreement, totaling $155,000 and $158,000, respectively, which obligation was completed December 31, 2001.

For the three months ended December 31, 2001 and 2000 the Company's revenue and expenses by reportable business segment are as follows:

| | Three Months Ended December 31, 2001 | | |
|---|---|---|---|
| | Portfolio Investments | Process Controls Business | Combined |
| Revenue | $ 26,199 | $ 1,610,325 | $ 1,636,524 |
| Expenses | 250,526 | 1,660,822 | 1,911,348 |
| Loss before the following | 224,327 | 50,497 | 274,824 |
| Amortization of goodwill | – | 39,289 | 39,289 |
| Foreign exchange gain | (24,531) | – | (24,531) |
| Write-down of long-term investment | 697,935 | – | 697,935 |
| Loss for the period | $ 897,731 | $ 89,786 | $ 987,517 |

| | Three Months Ended December 31, 2000 | | |
|---|---|---|---|
| | Portfolio Investments | Process Controls Business | Combined |
| Revenue | $ 135,648 | $1,063,472 | $ 1,199,120 |
| Expenses | 278,416 | 1,230,629 | 1,509,045 |
| Loss before the following | 142,768 | 167,157 | 309,925 |
| Amortization of goodwill | – | 39,289 | 39,289 |
| Foreign exchange gain | (70,384) | – | (70,384) |
| Realized and unrealized loss on cash equivalents | 6,865 | – | 6,865 |
| Write-off of deferred charge | 52,903 | – | 52,903 |
| Write-down/off of long-term investments | 1,004,900 | – | 1,004,900 |
| Loss for the period | $ 1,137,052 | $ 206,446 | $ 1,343,498 |

MD&A

With the interim chief executive in place, Enviromation has begun to execute its business plan of growth and profitability by utilizing its established products, work force, contacts and reputation. These initiatives which began August 1, 2001, among other things, are intended to further improve the profitability of contracts individually and in aggregate.

Since its evolvement into a business development company beginning in 1999 the Company made eight portfolio investments totaling $11,740,500 including follow-on investments, while continuing to own one portfolio legacy mining investment presently recorded at $1,020,000. As at December 31, 2001 the Company has four portfolio Internet business-to-business and telecommunications investments with recorded amounts totaling $5,429,200 as well as the one above-referred portfolio legacy mining investment.

In the 2001 first quarter the Company wrote-off its investment in PinPoint Corporation of $1,479,000. In the 2001 second quarter the Company wrote-down its investment in Elastic Networks, Inc. ("Elastic") by $1,109,300. In the 2001 third quarter the Company further wrote-down its investment in Elastic by $701,100 and wrote-off its investment in Ironside Ventures, LP of $819,300 and the balance of its investment in Bizfon Inc. of $499,800. In the 2001 fourth quarter the Company wrote-down its investment in HorizonLive by $697,900. For each of the investments that have been written-off, no recovery is expected.

In the 2000 fourth quarter the Company wrote-down its investment in Bizfon Inc. by $249,900 and wrote-off its investment in WholesalePortal.com Inc. of $755,000.

No portfolio investment has been liquidated by the Company to date. Elastic is the most liquid of the Company's portfolio technology investments, its stock being listed on NASDAQ. Elastic's pending merger with Paradyne Networks, Inc., also NASDAQ listed, subject to the stockholders' approval of both companies scheduled for March 5, 2002, will provide it with an enhanced prospect of long-term profitability. As at September 30, 2001, Elastic reports cash and cash equivalents of US$32.3 million and working capital of US$24.9 million. The Company's three other portfolio technology investments are privately held and accordingly are illiquid. Notwithstanding the intense competitiveness in each of their market spaces these companies continue to make good progress in the execution of their business plans, product development, product rollout and overall maturity as companies. Medsite, Inc. and Applied Data Systems, Inc. in which the Company has to date invested $3,932,600 and $739,500 respectively, each report sufficient cash on hand to carry out their 2002 business plans. HorizonLive, Inc. in which the Company to date has invested $1,046,900 has a plan to achieve positive cash flow and is actively seeking either a business combination or to raise additional capital. In light of the deterioration in the business environment in which HorizonLive is operating, in the 2001 fourth quarter, the Company recorded a write-down in its investment in HorizonLive of $697,900.

The current economic slow down has had a significant impact on the Company's portfolio investments; however, since the majority of Enviromation's source of revenue is municipal based, to date revenue in this recession-resistant business segment has not been negatively impacted.

The long-term business strategy of the Company is to increase shareholder value through internal growth, acquisitions and/or strategic investments. The Company is currently looking to finance small to mid-sized management buyouts and recapitalizations. Our strategy is to acquire "platform companies" that are not only growing organically, but can accelerate growth through further acquisitions. This strategy requires that candidates operate in an industry that is growing, is fragmented, and is without a few large and dominant companies.

Effective January 1, 2002 new accounting standards in Canada come into force for goodwill and other intangible assets. The impact on the Company of applying these new accounting standards is that effective January 1, 2002 the balance of unamortized goodwill will no longer be amortized and will be subject to new impairment rules which the Company has determined, in the normal course, will first be considered for the 2002 fourth quarter.

## Results of Operations: Year Ended December 31, 2001 compared to December 31, 2000

### Revenue

Revenue in the Portfolio Investment business segment decreased to $222,700 in 2001 compared to $590,800 in 2000 due to a decrease in the balance of cash, cash equivalents and restricted cash equivalents available to earn interest and a decrease in rates on which interest is earned. Revenue in the Process Controls business segment increased to $5,135,300 in 2001 compared to $3,759,600 in 2000.

### Loss Before The Following

Total expenses in the Portfolio Investment business segment decreased to $1,101,900 in 2001 compared to $1,346,400 in 2000. General and administration expense in this business segment decreased by $29,800 to $823,100 in 2001 compared to 2000 primarily due to reduced travel in connection with due diligence of potential investments. Marketing expense decreased by $119,700 to $198,900 in 2001 compared to 2000 as a result of expense reductions in 2001 for the annual report, marketing materials, media coverage and not incurring the additional expense of the special meeting of shareholders in 2000.

Professional fees decreased by $94,900 to $80,000 in 2001 compared to 2000 primarily as a result of not incurring the additional expense of the special meeting of shareholders in 2000.

Total expenses in the Process Controls business segment in 2001 of $5,521,800 is an increase of $1,169,000 compared to 2000 of $4,352,800. This 1.3 times increase is in line with the 1.4 times increase in revenue in the year compared to revenue for 2000. Loss before amortization of goodwill as a percentage of revenue for the year ended December 31, 2001 is 7.5%, a 53% improvement compared to 15.8% for the year ended December 31, 2000.

**Foreign Exchange**

Foreign exchange gain is $322,300 in 2001 compared to $439,600 in 2000. Substantially all cash and cash equivalents are denominated in US dollars. During 2001, the Canadian dollar, the functional currency of the Company, weakened against the US dollar by an approximate C$0.09. During 2000 the Canadian dollar weakened against the US dollar by an approximate C$0.06. There is less cash and cash equivalents in US dollars in 2001 compared to 2000 on which the foreign exchange gain is applied.

**Cash Flows**

In 2001, before consideration of the net change in non-cash and non-cash equivalent working capital items, cash used in operating activities in the Portfolio Investments business segment is $790,000 and cash used in operating activities in the Process Controls business segment is $322,400, a combined use of cash of $1,112,400.

In 2000, before consideration of the net change in non-cash and non-cash equivalent working capital items, cash used in operating activities in the Portfolio Investments business segment is $893,200 and cash provided by operating activities in the Process Controls business segment is $514,500, a combined use of cash of $1,407,700. The net change in non-cash and non-cash equivalent working capital of $671,900 is primarily attributable to the reduced level of activity in the Process Controls business segment in 2000.

In 2001 cash used in investing activities in the Portfolio Investments business segment is $297,200 for follow-on investments in HorizonLive, Inc. and cash used in investing activities in the Process Controls business segment is $333,900 for principal payments on the 8% Notes for the acquisition of Enviromation and equipment for Enviromation, a combined total $631,100 use of cash.

In 2000 cash used in investing activities in the Portfolio Investments business segment is $8,328,600 for five new portfolio investments, one follow-on portfolio investment and a deferred charge and cash used in investing activities in the Process Controls business segment is $374,100 for principal payments on the 8% Notes for the acquisition of Enviromation and equipment for Enviromation, a combined total $8,702,700 use of cash.

In 2001 the $227,300 cash provided by financing activities is in the Process Controls business segment from restricted cash equivalents partially offset by repayment of long-term debt.

In 2000 cash provided by financing activities in the Portfolio Investments business segment is $129,300 proceeds on exercise of options and cash used in financing activities in the Process Control business segment is $2,562,800 for the acquisition of Enviromation and repayment of long-term debt, a net combined total $2,433,500 use of cash.

In 2001 unrealized foreign exchange gains on cash and cash equivalents in foreign currency of $261,000 is substantially all in the Portfolio Investments business segment. In 2000 unrealized foreign exchange gains and cash equivalent gains on cash and cash equivalents in foreign currency totalling $601,600 are substantially all in the Portfolio Investments business segment.

In summary, in 2001 total cash and cash equivalents in the Portfolio Investments business segment decreased by $843,100 and total cash and cash equivalents in the Process Controls business segment decreased by $412,000, a combined total decrease of $1,255,100. In summary, in 2000 total cash and cash equivalents in the Portfolio Investments business segment decreased by $8,581,300 and total cash and cash equivalents in the Process Controls business segment decreased by $2,689,100, a combined total decrease of $11,270,400.

## Liquidity and Capital Resources

As at December 31, 2001 the Company has unrestricted cash and cash equivalents of $4,334,200 and working capital of $4,608,600 of which working capital in the Process Controls business segment is $310,000, substantially unchanged from the $316,000 balance as at December 31, 2000. The Company is prudently managing its cash and cash equivalents. As $748,800 of the total $1,113,600 principal balance of long-term debt is set aside in restricted cash equivalents, substantial working capital is not required in servicing long-term debt. The Process Controls business is not capital intensive and should only require modest capital in 2002 for planned improvements in plant and equipment and to support growth in revenue. Cost reduction measures already taken in the Portfolio Investments business segment should reduce general and administration and marketing expenses in 2002 from the total $804,600 of operating activities use of cash by this business segment in 2001. The long-term portfolio investments continue to mature in stages toward liquidity opportunities for the Company. In the short-term only HorizonLive, Inc may require further funding by the Company to maintain its pro-rata ownership interest.

## Quarterly Information

The following table sets forth selected unaudited consolidated information for the Company for each of the last eight quarters ended December 31, 2001.

| | 2001 4th Quarter $ | 2001 3rd Quarter $ | 2001 2nd Quarter $ | 2001 1st Quarter $ | 2000 4th Quarter $ | 2000 3rd Quarter $ | 2000 2nd Quarter $ | 2000 1st Quarter $ |
|---|---|---|---|---|---|---|---|---|
| Total Revenue | 1,636,524 | 1,881,359 | 878,634 | 961,500 | 1,199,120 | 874,765 | 986,154 | 1,290,343 |
| Net Loss for the Period | (987,517) | (1,923,780) | (1,825,353) | (1,670,285) | (1,343,498) | (289,804) | (246,794) | (239,086) |
| Net Loss Per Share | | | | | | | | |
| – basic | (0.03) | (0.06) | (0.06) | (0.06) | (0.04) | (0.01) | (0.01) | (0.01) |
| – diluted | (0.03) | (0.06) | (0.06) | (0.06) | (0.04) | (0.01) | (0.01) | (0.01) |

FINANCIAL STATEMENTS

# MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of iTech Capital Corp. have been prepared by the Company's management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgement. Internal control systems are maintained by management to provide reasonable assurance that assets are safeguarded and financial information is reliable. Financial information contained throughout this Annual Report is consistent with the financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and all its members are non-management directors. It meets with the Company's management and auditor and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

The Company's auditor, PricewaterhouseCoopers LLP, has examined these consolidated financial statements and its report follows.

**John P. Fairchild**

Chief Financial Officer and Corporate Secretary

February 20, 2002

# AUDITOR'S REPORT

**To the Shareholders of iTech Capital Corp.**

We have audited the consolidated balance sheets of iTech Capital Corp. as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

**PricewaterhouseCoopers LLP**

Chartered Accountants

Vancouver, BC, Canada

February 20, 2002

# CONSOLIDATED BALANCE SHEETS

**As at December 31, 2001 and 2000**
**(expressed in Canadian dollars)**

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash and cash equivalents | $ 4,334,230 | $ 5,589,316 |
| Accounts receivable | 1,346,238 | 873,578 |
| Inventories | 272,257 | 135,177 |
| | 5,952,725 | 6,598,071 |
| Restricted Cash Equivalents (note 3(b)) | 748,800 | 979,200 |
| Long-Term Investments (note 4) | 6,449,191 | 11,458,364 |
| Property, Plant and Equipment (note 5) | 637,563 | 627,578 |
| Goodwill (note 3(a)) | 1,257,241 | 1,414,396 |
| | $ 15,045,520 | $ 21,077,609 |
| **LIABILITIES** | | |
| Current Liabilities | | |
| Bank advance (note 10(a)) | $ 315,429 | $ 187,500 |
| Accounts payable and accrued liabilities | 793,257 | 484,680 |
| Deferred credits | 166,956 | 3,078 |
| Current portion of long-term debt (note 6) | 68,467 | 53,272 |
| | 1,344,109 | 728,530 |
| Long-Term Debt (note 6) | 1,045,119 | 1,330,667 |
| | 2,389,228 | 2,059,197 |
| **SHAREHOLDERS' EQUITY** | | |
| Share Capital (note 7) | 40,917,677 | 40,917,677 |
| Deficit | (28,333,196) | (21,926,261) |
| Translation Account | 71,811 | 26,996 |
| | 12,656,292 | 19,018,412 |
| | $ 15,045,520 | $ 21,077,609 |

COMMITMENTS (note 10)

Approved by the Directors:

Director

Director

**See accompanying notes.**

# CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

**As at December 31, 2001 and 2000**
**(expressed in Canadian dollars)**

| | 2001 | 2000 |
|---|---|---|
| **REVENUE** | | |
| Sales – process controls | $ 5,131,818 | $ 3,754,721 |
| Interest and other income | 226,199 | 595,661 |
| | 5,358,017 | 4,350,382 |
| **EXPENSES** | | |
| Cost of sales – process controls | 3,757,798 | 2,748,011 |
| Operating – process controls | 1,646,894 | 1,501,132 |
| General and administration | 823,096 | 852,912 |
| Interest on long-term debt | 93,025 | 96,099 |
| Interest other | 24,114 | 7,543 |
| Marketing | 198,858 | 318,567 |
| Professional fees | 79,979 | 174,904 |
| | 6,623,764 | 5,699,168 |
| **LOSS BEFORE THE FOLLOWING** | 1,265,747 | 1,348,786 |
| Amortization of goodwill | 157,155 | 157,155 |
| Foreign exchange gain | (322,342) | (439,610) |
| Realized loss on cash equivalents | – | 334,604 |
| Unrealized gain on cash equivalents | – | (339,556) |
| Write-off of deferred charge | – | 52,903 |
| Write-down/off of long-term investments (note 4) | 5,306,375 | 1,004,900 |
| **LOSS FOR THE YEAR** | 6,406,935 | 2,119,182 |
| **DEFICIT – BEGINNING OF YEAR** | 21,926,261 | 19,807,079 |
| **DEFICIT – END OF YEAR** | $ 28,333,196 | $ 21,926,261 |
| **BASIC AND DILUTED LOSS PER SHARE** | $ 0.21 | $ 0.07 |
| **WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING** | 30,544,357 | 30,518,319 |

**See accompanying notes.**

# CONSOLIDATED STATEMENTS OF CASH FLOWS

**As at December 31, 2001 and 2000**
**(expressed in Canadian dollars)**

| CASH PROVIDED BY (USED IN) | 2001 | 2000 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Loss for the year | $ (6,406,935) | $ (2,119,182) |
| Items not involving cash and cash equivalents (note 9(a)) | 5,294,496 | 711,529 |
| | (1,112,439) | (1,407,653) |
| Net change in non-cash and non-cash equivalent working capital items (note 9(b)) | 116 | 671,855 |
| | (1,112,323) | (735,798) |
| **INVESTING ACTIVITIES** | | |
| Investment in Medsite, Inc. (note 4(a)) | – | (2,264,400) |
| Investment in Elastic Networks, Inc. (note 4(b)) | – | (2,218,503) |
| Investment in Applied Data Systems, Inc. (note 4(c)) | – | (739,502) |
| Investment in PinPoint Corporation (note 4(f)) | – | (1,478,967) |
| Investment in WholesalePortal.com, Inc. (note 4(i)) | – | (755,000) |
| Investment in Ironside Ventures, L.P. (note 4(g)) | – | (819,315) |
| Investment in HorizonLive, Inc. (note 4(d)) | (297,202) | – |
| Acquisition of Enviromation Technologies, Inc. (note 3) | (291,600) | (273,583) |
| Property, Plant and Equipment | (42,340) | (100,490) |
| Deferred charge | – | (52,903) |
| | (631,142) | (8,702,663) |
| **FINANCING ACTIVITIES** | | |
| Issue of common shares on exercise of options | – | 129,300 |
| Repaid long-term debt | (64,238) | (40,853) |
| Restricted cash equivalents | 291,600 | (979,200) |
| Paid to former shareholders of Enviromation Technologies, Inc. (note 3(d)) | – | (1,542,779) |
| | 227,362 | (2,433,532) |
| **UNREALIZED FOREIGN EXCHANGE AND CASH EQUIVALENT GAINS ON CASH AND CASH EQUIVALENTS IN FOREIGN CURRENCY** | 261,017 | 601,573 |
| **DECREASE IN CASH AND CASH EQUIVALENTS** | (1,255,086) | (11,270,420) |
| **CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR** | 5,589,316 | 16,859,736 |
| **CASH AND CASH EQUIVALENTS – END OF YEAR** | $ 4,334,230 | $5,589,316 |
| **CASH AND CASH EQUIVALENTS CONSIST OF:** | | |
| Cash and deposit accounts with banks | $ 164,534 | $ 134,875 |
| Short-term commercial paper | 4,169,696 | 5,454,441 |
| | $ 4,334,230 | $ 5,589,316 |

**See accompanying notes.**

**For the Years Ended December 31, 2001 and 2000**
**(expressed in Canadian Dollars)**

## 1. Nature of Operations

The Company is a business development company.

## 2. Significant Accounting Policies

### a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Enviromation Technologies, Inc., Jordex (Bahamas) Limited, Moraga Resources Ltd., Jordex Capital Corp. and 4050 Ltd.

### b) Cash and Cash Equivalents

For the purpose of the consolidated statements of cash flows, the Company considers cash equivalents to include investments which are held for the purpose of meeting short-term cash commitments and which are capable of prompt liquidation.

### c) Acquisition of Enviromation Technologies, Inc.

Effective December 31, 1999, the Company acquired all of the issued and outstanding shares of Enviromation Technologies, Inc. (formerly Enviromation, Inc.). The acquisition is accounted for by the purchase method.

Goodwill represents the excess of the cost of the acquisition of Enviromation, Inc. over the fair value of the identifiable net assets acquired as at the date of purchase. Goodwill is amortized on the straight line basis over ten years. If there is a decline in value of goodwill, which is other than temporary, goodwill is written down to estimated net realizable value.

### d) Long-Term Investments

Long-term investments in private companies, companies whose shares are traded on a recognized exchange, companies whose shares are traded on a recognized exchange but for which there are trading restrictions on the Company's holdings, and, private limited partnerships which are not subject to control or significant influence by the Company are accounted for by the cost method whereby earnings from such investments are recognized only to the extent received or receivable. If there is a decline in value of the investment, which is other than temporary, the investment is written down to estimated realizable value.

### e) Revenue Recognition

The Company accounts for revenue on process controls contracts as the product is shipped and the customer is billed.

### f) Inventories and Deferred Credits

Inventories of process controls consist of parts and of unbilled contract costs consisting of materials, labour and direct overhead both which are carried at the lower of cost on a first-in, first-out basis and net realizeble value less costs to complete and sell.

Contract costs billed, not incurred are classified as deferred credits.

### g) Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Maintenance and repair costs are charged to operations as incurred. Depreciation of building and equipment are calculated using the straight-line method over their estimated useful lives of between 3 to 38 years.

### h) Joint Venture Interest

The investment in and operations of Loma de Hierro Corporation Ltd., an incorporated joint venture in voluntary liquidation, is accounted for by the proportionate consolidation method until its windup in August 2001.

### i) Foreign Currency Translation

Enviromation Technologies, Inc. is considered a self-sustaining foreign operation and accordingly, for Enviromation Technologies, Inc., the current rate method of translation is followed. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items, including depreciation and amortization, are translated at the rate of exchange in effect on the dates on which such items are recognized in income during the period. Gains and losses on translation are excluded from income or loss and are reported as a separate component of shareholders' equity.

All other foreign operations are considered integrated (financially and operationally dependent on the parent) or subject to a highly inflationary economic environment. Accordingly, the temporal method of foreign currency translation is followed.

Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at average annual rates except for depreciation and amortization, which are translated at historical rates. Gains and losses on translations are included in income or loss for the year.

**For the Years Ended December 31, 2001 and 2000**
**(expressed in Canadian Dollars)**

**j) Financial Instruments**

**(i) Classification**

Financial instruments are classified as a liability or as equity in accordance with the substance of the contractual arrangement. A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another party. Interest, losses and gains relating to a financial liability are reported in the consolidated statements of loss and deficit as expense or income.

**(ii) Fair Value**

The carrying value of cash and cash equivalents, accounts receivable and current liabilities approximate their estimated fair values due to their short term nature. The fair value of long-term debt is calculated using discounted cash flows and approximates its carrying value. Except as indicated, the fair value of long-term investments is not readily available.

**k) Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported.

**l) Measurement Uncertainty**

The Company invests in companies which are in their early stages of development. Management estimates of each investment's net realizable value may change in the near term.

**m) Income Taxes**

Income taxes are calculated using the liability method of accounting. Temporary differences arising from difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets. The measurement of future tax assets is reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the future tax asset does not meet a more likely than not criteria.

**n) Loss Per Share**

Loss per share information is calculated based on the weighted average number of shares outstanding during the year.

**o) Stock-based Compensation**

The Company has a Stock Option Plan for Key Persons which is described in Note 7 (c). In addition, there are stock options outstanding that were issued prior to the commencement of the Plan. No compensation expense is recognized when stock options are issued. Any consideration paid by optionees, including by employees, on exercise of stock options is credited to share capital.

## 3. Acquisition of Enviromation Technologies, Inc.

**a)** Effective December 31, 1999, the Company acquired all of the issued and outstanding shares of Enviromation Technologies, Inc., a private New York State corporation in the process controls industry. The acquisition is accounted for by the purchase method.

| | |
|---|---|
| **Assets acquired:** | |
| Working capital, including cash of $59,540 | $ 719,544 |
| Equipment | 256,982 |
| Goodwill | 1,401,571 |
| | 2,378,097 |
| **Liabilities assumed:** | |
| Long-term debt, net of current portion | 74,097 |
| | $ 2,304,000 |
| **Consideration, excluding expenses relating to the acquisition of $169,980:** | |
| Cash, paid on January 28, 2000, (US $800,000) | $1,152,000 |
| 8% Promissory Notes (US $800,000) payable commencing May 1, 2000 in 20 equal quarterly instalments of principal together with accrued and unpaid interest | 1,152,000 |
| | $ 2,304,000 |

**b)** Collateral for the Promissory Notes is a pledge of three custodial accounts of the Company pursuant to Pledge Security and Control Agreements. These Agreements, among other things, stipulate that the custodial accounts shall at all times have a balance at least equal to the amount outstanding under the terms of the Promissory Notes, permissible investments in the custodial accounts are as specified and, subject to the above balance requirement, income from the investments can be withdrawn by the Company. As at the actual closing date on January 28, 2000, a total of $1,152,000 (US $800,000) in cash was on deposit among the three custodial accounts. As at December 31, 2001, there was $748,800 (US $520,000) on deposit in the custodial accounts.

**For the Years Ended December 31, 2001 and 2000**
**(expressed in Canadian Dollars)**

**c)** Included in the above-referred $169,980 of expenses relating to the acquisition is $46,080 (US $32,000) being a 2% commission paid to Hamilton Group LLC (note 11(d)).

**d)** During the year 2000, in addition to the amounts paid in connection with the Promissory Notes, the Company paid $1,542,779 (US $1,071,374) to the former shareholders of Enviromation Technologies, Inc., pursuant to the acquisition agreement.

## 4. Long-Term Investments

Investments in private companies, a company whose shares are traded on a recognized exchange and as at December 31, 2000 a private limited partnership, at the lower of cost and estimated net realizable value are:

| | 2001 | 2000 |
|---|---|---|
| Medsite, Inc. | $ 3,932,577 | $ 3,932,577 |
| Elastic Networks, Inc. | 408,145 | 2,218,503 |
| Applied Data Systems, Inc. | 739,502 | 739,502 |
| HorizonLive, Inc | 348,967 | 749,700 |
| Loma de Niquel Holdings Ltd | 1,020,000 | 1,020,000 |
| PinPoint Corporation | – | 1,478,967 |
| Ironside Ventures, L.P. | – | 819,315 |
| Bizfon Inc. | – | 499,800 |
| | $ 6,449,191 | $ 11,458,364 |

**a)** As at December 31, 2001 and 2000, the Company owns 520,466 preferred stock of Medsite, Inc., a private Delaware corporation, comprising 20,466 Class B3, 200,000 Class B4 and 300,000 Class C preferred stock which cost a total of $3,855,468 (US $2,612,563).

Properties of the preferred stock include conversion rights to common stock, dilution protection privileges, dividend and voting participation and automatic conversion to common stock and redemption under certain conditions.

**b)** As at December 31, 2001 and 2000, the Company owns 281,479 common stock of Elastic Networks, Inc. ("Elastic"). On February 14, 2000, the Company purchased 281,479 Series B preferred stock in the then private Delaware corporation at a cost of $2,175,003 (US $1,500,002). On September 29, 2000, Elastic became a public corporation through an initial public offering at which time the preferred stock was converted to common stock. Trading restrictions on the common stock owned by the Company expired March 29, 2001.

During 2001, the Company wrote-down its investment by $1,810,358.

The quoted price of Elastic's stock on NASDAQ at closing on December 31, 2001 was US $0.78.

On December 27, 2001, Elastic (NASDAQ:ELAS) and Paradyne Networks, Inc. ("Paradyne") (NASDAQ:PDYN) entered into a definitive agreement for Paradyne to acquire Elastic. Both companies have scheduled special meetings of stockholders on March 5, 2002 to vote on the matters. By terms of the agreement, Elastic stockholders will receive common shares of Paradyne based in part on the average closing price of Paradyne common stock during a ten trading day period ending two trading days prior to the closing and in part on the amount of Elastic's net adjusted working capital prior to closing.

**c)** As at December 31, 2001 and 2000, the Company owns 147,493 Series A 7% redeemable convertible participating preferred stock of Applied Data Systems, Inc, a private Maryland corporation, at a cost of $725,002 (US $500,001). The purchase was made on March 7, 2000.

**d)** As at December 31, 2001, the Company owns 714,592 Series B redeemable convertible participating preferred stock, 285,408 common stock, 375,000 common stock purchase warrants and $291,375 (US$187,500) convertible promissory notes (2000 – 714,592 Series B redeemable convertible participating preferred stock) of HorizonLive, Inc., ("HorizonLive"), a private Delaware corporation, which cost a total of $1,032,202 (US$691,250).

During 2001, the Company made three follow-on investments in HorizonLive totalling $297,202 (US$191,250).

In the fourth quarter of 2001 the Company wrote-down the investment by $697,935.

**e)** The Company holds a legacy investment in the Loma de Niquel laterite nickel mineral mine in Venezuela, operated by Minorco S.A which began production in 2001. In 1998, the Company wrote down the recorded amount of its investment to an estimated net realizable value of $1,020,000 (US $750,000). As at December 31, 2001, the Company's participation interest in the mine is 0.75% (2000 – 0.90%).

**f)** On March 22, 2000, the Company purchased 40,192 units comprising 160,768 Series D convertible preferred stock and 40,192 extinguishing warrants (200,960 common shares fully exercised and post conversion) of PinPoint Corporation, a private Delaware corporation at a cost of $1,449,997 (US $999,977).

In the first quarter of 2001, the Company wrote-off the investment.

**For the Years Ended December 31, 2001 and 2000**
**(expressed in Canadian Dollars)**

**g)** In the fourth quarter of 2000, the Company invested in Ironside Ventures, LP ("Ironside"), a private technology fund, by making an initial capital payment of $803,250 (US$525,000) pursuant to a US$1,500,000 subscription agreement, which resulted in an initial 5.9% interest in the fund. In July 2001, the general partner of Ironside notified the Company of a second capital call for US$525,000, payable by July 26, 2001. After review of investments made by Ironside since the Company's initial investment, and based on the valuations of early-stage technology companies, the Company decided not to meet the second capital call of US$525,000. As a result, the Company forfeited its interest in Ironside resulting in the write-off.

**h)** On December 21, 1999, the Company purchased 1,666,667 Series D preferred stock of Bizfon Inc., a private Delaware corporation, for $735,000 (US $500,000).

In the fourth quarter of 2000, the Company wrote-down the investment by $249,900 to a then estimated realizable value of $499,800 (US $340,000).

In the third quarter of 2001 the Company wrote-off the balance of the investment.

**i)** On April 26, 2000, the Company purchased 666,667 Series A preferred stock in WholesalePortal.com, Inc., a private Washington State corporation at a cost of $740,000 (US $500,000).

In the fourth quarter of 2000, the Company wrote-off the investment.

**j)** Each of the above investment amounts except the investment in Loma de Niquel include a 2% fee paid to Hamilton Group LLC (note 11(d)).

## 5. Property, Plant and Equipment

| 2001 | Cost | Accumulated Depreciation | Net |
|---|---|---|---|
| Land | $ 101,517 | $ – | $ 101,517 |
| Building | 306,013 | 12,113 | 293,900 |
| Equipment | 727,453 | 485,307 | 242,146 |
| | $ 1,134,983 | $ 497,420 | $ 637,563 |

| 2000 | Cost | Accumulated Depreciation | Net |
|---|---|---|---|
| Land | $ 95,770 | $ – | $ 95,770 |
| Building | 288,692 | 4,168 | 284,524 |
| Equipment | 660,774 | 413,490 | 247,284 |
| | $ 1,045,236 | $ 417,658 | $ 627,578 |

## 6. Long-Term Debt

a) As at December 31, long-term debt is as follows:

| | 2001 | 2000 |
|---|---|---|
| 8% Promissory Notes (US $520,000; 2000 – US $680,000) payable in equal quarterly instalments of principal together with accrued and unpaid interest, with the final payment due February 2, 2005 and, as security, a pledge of three custodial accounts of the Company (note 3(b)) | $ 748,800 | $ 979,200 |
| Mortgage Payable (US $185,183) in monthly instalments of $3,225 (US $2,028) including variable interest at Wall Street prime rate less 0.5%, maturing in June 2015, with land and building pledged as security | 294,441 | 290,278 |
| Notes Payable (US $44,242; 2000 – US $76,307) pursuant to six (2000 – six) vehicle finance agreements with monthly instalments including interest varying between 4.03% and 9.00%, maturities between July 2002 and January 2006 (2000 – July 2002 and January 2006) with the vehicles pledged as security | 70,345 | 114,461 |
| | 1,113,586 | 1,383,939 |
| less current portion (US $43,061; 2000 – US $35,515) | 68,467 | 53,272 |
| | $ 1,045,119 | $ 1,330,667 |

b) As at December 31, long-term debt matures as follows:

| | 2001 | 2000 |
|---|---|---|
| 2002 | $ 298,867 | $ 283,672 |
| 2003 | 271,529 | 280,590 |
| 2004 | 266,806 | 255,264 |
| 2005 | 95,855 | 250,830 |
| 2006 | 32,360 | 79,852 |
| Thereafter | 148,169 | 233,731 |
| | $1,113,586 | $1,383,939 |

**For the Years Ended December 31, 2001 and 2000**
**(expressed in Canadian Dollars)**

## 7. Share Capital

**a)** The Company is authorized to issue 200,000,000 shares without nominal or par value divided into 100,000,000 common shares and 100,000,000 preferred shares.

**b)** Common shares issued and allotted -

| | Shares | Amount |
|---|---|---|
| Balance at December 31, 1999 | 30,394,357 | $ 40,788,377 |
| Issued and allotted for cash | | |
| – options | 150,000 | 129,300 |
| Balance at December 31, 2000 and 2001 | 30,544,357 | $ 40,917,677 |

**c)** The Company has a Stock Option Plan for Key Persons (the "Plan"). Key Person includes any individual being a director, officer or employee of the Company who is in the judgment of the Board of Directors, of special value to the Company, or any other person, individual or otherwise, who provides services or who is, in the judgment of the Board of Directors, of special value to the Company.

Conditions governing the granting and exercise of options under the Plan include:

- the aggregate number of shares subject to option under the Plan is 6,074,871 common shares of the Company;
- options may not be granted at a price which is less than the closing price of the shares traded on the Toronto Stock Exchange on the last business day preceding the day of the grant of such option or, if there was no such trade on the last business day, the price shall be the average of the bid and ask prices in respect of such shares at the close of trading on the day of grant;
- options once exercised do not result in that number of options becoming available for reissuance;
- options granted that expire or are terminated unexercised become available for reissuance;
- no options exceeding 5% of the shares then outstanding of the Company, on a non-diluted basis, be granted to any one optionee or their associates;
- each option issued shall specify the expiry date which date will not be later than 10 years from the date the option is granted;
- each option issued shall be in full force and effect and exercisable only so long as the optionee shall continue in the capacity as a Key Person of the Company and shall, unless terminated earlier by the Board, terminate at the close of business on the date which is no later than 30 calendar days after which the optionee ceases to be a Key Person or the expiry date of the option, which ever is earlier;
- the options are non-transferable;
- it is not intended that the Plan shall in any way effect the policies or decisions of the Company in relation to the remuneration of directors, officers or employees.

As at December 31, 2001, the number of options available for issuance under the Plan, as amended is 1,195,371 options (2000 – 63,371 options).

The following table summarizes activity of stock options for the years ended December 31, 2001 and 2000:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| OPTIONS OUTSTANDING OUTSIDE THE PLAN | | | | |
| Balance at beginning of year | 927,681 | $ 1.40 | 947,681 | $ 1.40 |
| Exercised | – | – | (20,000) | 1.30 |
| Balance at end of year | 927,681 | 1.40 | 927,681 | 1.40 |
| OPTIONS OUTSTANDING INSIDE THE PLAN | | | | |
| Balance at beginning of year | 4,246,318 | 0.82 | 4,084,818 | 0.86 |
| Granted: | | | | |
| directors | – | – | 200,000 | 1.06 |
| employees | 100,000 | 0.165 | 91,500 | 1.06 |
| Exercised | – | – | (130,000) | 0.79 |
| Expired/terminated | (1,232,000) | 0.99 | – | – |
| Balance at end of year | 3,114,318 | 0.73 | 4,246,318 | 0.82 |
| OPTIONS OUTSTANDING OUTSIDE AND INSIDE THE PLAN | | | | |
| Balance at end of year | 4,041,999 | 0.88 | 5,173,999 | 0.93 |

**For the Years Ended December 31, 2001 and 2000**
**(expressed in Canadian Dollars)**

The following table summarizes information about stock options outstanding at December 31, 2001 and 2000:

| | Options Outstanding at December 31, 2001 | | | Options Outstanding at December 31, 2000 | | |
|---|---|---|---|---|---|---|
| Range Exercise Prices | Shares | Weighted Average Exercise Price | Weighted Average Life in Years | Shares | Weighted Average Exercise Price | Weighted Average Life in Years |
| $ 0.16 - 0.20 | 122,000 | $ 0.17 | 4.4 | – | $ – | – |
| 0.49 - 0.50 | 1,000,000 | 0.50 | 6.0 | 1,000,000 | 0.50 | 7.0 |
| 0.66 - 0.85 | 1,816,534 | 0.80 | 2.8 | 2,866,534 | 0.80 | 3.7 |
| 1.06 | 262,500 | 1.06 | 3.3 | 291,500 | 1.06 | 4.3 |
| 1.30 | 570,000 | 1.30 | 2.3 | 645,000 | 1.30 | 3.3 |
| 2.13 - 2.35 | 270,965 | 2.17 | 4.2 | 270,965 | 2.17 | 5.2 |
| 2.70 | – | – | – | 100,000 | 2.70 | 4.7 |
| | 4,041,999 | 0.88 | 3.7 | 5,173,999 | 0.93 | 4.2 |

**d)** On November 4, 1999, the Company entered into a consulting services agreement with The Argentum Group, ("Argentum") a Delaware general partnership whereby Argentum agreed to provide consulting and other services in relation to proposed investments by the Company in the technology industry on a non-exclusive basis for a term of 5 years subject to rights of earlier termination. As consideration, the Company granted Argentum 500,000 options to purchase common shares of the Company at $0.83 per share until November 4, 2004.

## 8. Income Taxes

**a)** The Company has accumulated non-capital-losses for Canadian income tax purposes of approximately $4,332,000 available as at December 31, 2001 (2000 – $5,877,000) to reduce taxable income in future years, the potential tax benefit of which as not been recorded in these financial statements. These losses will expire as follows:

| | Amount |
|---|---|
| 2002 | $ 1,169,000 |
| 2003 | 1,403,000 |
| 2004 | 386,000 |
| 2005 | – |
| 2006 | 58,000 |
| 2007 | 436,000 |
| 2008 | 880,000 |
| | $ 4,332,000 |

**b)** The reconciliation of income tax calculated at the statutory rate to actual income tax payable is as follows:

| | 2001 | 2000 |
|---|---|---|
| Income tax recovery at statutory rate | $ (2,858,774) | $ (966,771) |
| Non-deductible items | 488,423 | 499,473 |
| Benefit of timing differences not recognized | 2,370,351 | 467,298 |
| | $ Nil | $ Nil |

**c)** Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets as of December 31 are as follows:

| | 2001 | 2000 |
|---|---|---|
| Future tax assets: | | |
| Non-capital loss carry forwards | $ 1,932,900 | $ 2,687,000 |
| Valuation allowance for future tax assets | 1,932,900 | 2,687,000 |
| Net future tax assets | $ Nil | $ Nil |

**For the Years Ended December 31, 2001 and 2000**
**(expressed in Canadian Dollars)**

## 9. Cash Flows

a) Items not involving cash and cash equivalents

| | 2001 | 2000 |
|---|---|---|
| Depreciation | $ 69,984 | $ 98,144 |
| Write-off of deferred charge | – | 52,903 |
| Write-down/off of long-term investments | 5,306,375 | 1,004,900 |
| Amortization of goodwill | 157,155 | 157,155 |
| Unrealized foreign exchange gain | – | (262,017) |
| Unrealized gain on cash equivalents | (239,018) | (339,556) |
| | $ 5,294,496 | $ 711,529 |

b) Non-cash and non-cash equivalent working capital:

| | 2001 | 2000 |
|---|---|---|
| Accounts receivable | $ (421,969) | $ 172,925 |
| Inventories | (129,154) | 243,792 |
| Bank advance | 116,679 | 187,500 |
| Accounts payable and accrued liabilities | 270,682 | 64,560 |
| Deferred credits | 163,878 | 3,078 |
| | $ 116 | $ 671,855 |

c)

| | 2001 | 2000 |
|---|---|---|
| Cash paid for interest | $ 117,139 | $ 103,418 |
| Cash paid for income tax | $ Nil | $ Nil |

## 10. Commitments

**a)** The bank advance of $315,429 (US $198,383) (2000 – $187,500) (US$125,000) is pursuant to a bank line-of-credit of US $250,000, with variable interest at Wall Street prime rate of 4.5% at December 31, 2001 (2000 – 9.5%) collateralized by a first charge on the business assets of Enviromation Technologies, Inc. and guaranteed by the Company.

**b)** Enviromation Technologies, Inc. has a defined contribution pension plan providing for amounts on retirement based on accumulated contributions made by the individual plan member and by the company on the individual's behalf and investment earnings on those contributions. The majority of employees are plan members. Employer contributions are discretionary matching percentages up to 20% of participant's compensation. Vesting of the employers contributions is determined based on years of service. During the year, the Company recognized an expense of $22,159 (2000 – $20,113) in relation to this defined contribution pension plan.

**c)** In connection with the acquisition of Enviromation Technologies, Inc. (notes 2 (c) and 3), on January 28, 2000 the Company entered into a Real Estate Purchase and Sale Agreement for the purchase of the land and building on which Enviromation Technologies, Inc. is located from the then owner who is the former controlling shareholder of Enviromation Technologies, Inc. at a price of US $250,000. The transaction closed June 15, 2000.

## 11. Related Party Transactions

**a)** During 2001, the Company incurred $35,987 (2000 – $39,375) in legal fees and disbursements with a law firm in which a director of the Company is a partner which amounts were expensed in the financial statements.

**b)** During 2001, a director of the Company was paid $1,590 (US$1,000) in director's fees which fees were expensed in the financial statements.

**c)** During 2000, a director of the Company was paid $18,562 (US $12,500) (1999 – $7,350) (US $5,000)) in fees for consulting services which fees were expensed in the financial statements.

**d)** On January 19, 1999, the Company entered into a consulting agreement with Hamilton Group LLC ("Hamilton"), a limited liability corporation incorporated under the laws of the State of New York, for Hamilton to provide non-exclusive investment and financial consulting services to the Company. One of two Members of Hamilton, William Staudt, became a director of the Company.

By terms of the agreement, the Company paid a 2% of transaction value fee to Hamilton. Effective August 9, 2000, by mutual consent of the parties, the above-referred consulting agreement was terminated. Further, the Company agreed that the 2% fee would apply in respect of two pending investments being the additional US $1,500,000 in Medsite, Inc. made on August 16, 2000 and US $1,500,000 in Ironside Ventures, LLP for which the initial capital call of US $535,000 was made on December 19, 2000. At that time, William Staudt, a director, President and then co-Chief Executive Officer of the Company, became a full-time salaried employee of the Company.

In the year ended December 31, 2000, aggregate fees paid to Hamilton, pursuant to the agreement, were US $110,500.

NOTES

**For the Years Ended December 31, 2001 and 2000**
**(expressed in Canadian Dollars)**

## 12. Investment in Joint Venture – Loma de Hierro Corporation Ltd.

**In Voluntary Liquidation Until Its Windup In August 2001**

The Company's proportionate share of the assets, liabilities, revenues and expenses of its joint venture, is as follows:

| | 2001 | 2000 |
|---|---|---|
| Assets | $ – | $ 1,071,345 |
| Liabilities | – | – |
| Net investment | – | 1,071,345 |
| Revenues | 27,816 | 57,247 |
| Expenses | 8,219 | (39,603) |
| Net income | $ 19,597 | $ 96,850 |

## 13. Segmented Information

The Company and its subsidiaries operate in the technology sector in two reportable business segments.

As of December 31, the Company's assets by segment are as follows:

| | 2001 | 2000 |
|---|---|---|
| Portfolio investments | $ 10,781,097 | $ 17,072,978 |
| Process controls business | 4,264,423 | 4,004,631 |
| | $ 15,045,520 | $ 21,077,609 |

Substantially all of the Company's above-described assets are located in the United States except for a fund of eurobonds and commercial paper managed by the Royal Bank of Canada (Caribbean) Corporation located in Barbados which fund at December 31, 2001 totalled $1,802,046 (2000 – $3,835,823).

For the year ended December 31, the Company's revenue and expenses by reportable business segment are as follows:

| | 2001 | | |
|---|---|---|---|
| | Portfolio Investments | Process Controls Business | Combined |
| Revenue | $ 222,708 | $ 5,135,309 | $ 5,358,017 |
| Expenses | 1,101,933 | 5,521,831 | 6,623,764 |
| Loss before the following | 879,225 | 386,522 | 1,265,747 |
| Amortization of goodwill | – | 157,155 | 157,155 |
| Foreign exchange gain | (322,342) | – | (322,342) |
| Write-down/off of long-term investments | 5,306,375 | - | 5,306,375 |
| Loss for the year | $ 5,863,258 | $ 543,677 | $ 6,406,935 |
| Expenses include depreciation of | $ 5,932 | $ 64,052 | $ 69,984 |

| | 2000 | | |
|---|---|---|---|
| | Portfolio Investments | Process Controls Business | Combined |
| Revenue | $ 590,769 | $ 3,759,613 | $ 4,350,382 |
| Expenses | 1,346,383 | 4,352,785 | 5,699,168 |
| Loss before the following | 755,614 | 593,172 | 1,348,786 |
| Amortization of goodwill | – | 157,155 | 157,155 |
| Foreign exchange gain | (439,610) | – | (439,610) |
| Realized loss on cash equivalents | 334,604 | – | 334,604 |
| Unrealized gain on cash equivalents | (339,556) | – | (339,556) |
| Write-off of deferred charge | 52,903 | – | 52,903 |
| Write-down/off of long-term investments | 1,004,900 | – | 1,004,900 |
| Loss for the year | $ 1,368,855 | $ 750,327 | $ 2,119,182 |
| Expenses include depreciation of | $ 19,427 | $ 78,717 | $ 98,144 |

Substantially all of the Company's revenue in the process controls segment is attributable to the United States. The Company attributes revenue to the geographic area based on location of the customer.

Included in revenue in the portfolio investments segment is $118,028 (2000 – $412,782) of interest and other income in connection with the fund of eurobonds and commercial paper managed by the Royal Bank of Canada (Caribbean) Corporation located in Barbados.

CORPORATE DATA

### Head Office
Suite 2450 – 650 West Georgia Street
PO Box 11537
Vancouver, British Columbia
Canada V6B 4N7
Tel: (604) 682-3030
Fax: (604) 683-0704
E-mail: itech@itechcapital.com

### Investor Relations
Toll Free: 1 (800) 675-1749
Tel.: (516) 922-6404
Fax: (516) 922-6429
E-mail: jimgraham@itechcapital.com
Web Site: www.itechcapital.com

### General Counsel
Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario
Canada M5H 3C2

### Auditors
PricewaterhouseCoopers LLP
4th Floor, 609 Granville Street
Vancouver, British Columbia
Canada V7Y 1L3

### Transfer Agent
Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, British Columbia
Canada V6C 3B8

### Directors and Officers
William W. Staudt
*President, Chief Executive Officer & Director*

John P. Fairchild, C.A.
*Chief Financial Officer & Corporate Secretary*

James C. Graham
*Vice-President, Investor Relations*

Dale M. Flanagan
*Director*

George C. McKinnis
*Director*

Paul M. Stein
*Director*

### Shares Listed
Toronto Stock Exchange: Symbol ITE.T

### Annual General Meeting
April 25, 2002, 10:00am at
Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario
Canada M5H 3C2

iTech Capital Corp.

Designed by XY3 Design + Communications Inc. Printed in Canada iTech Capital Corp.

